Filed by Conagra Brands, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pinnacle Foods Inc.

Commission File No.: 001-35844

September 27, 2018

On September 27, 2018, Conagra Brands, Inc. hosted a webcast and conference call to discuss the results for the first quarter of fiscal year 2019. Set forth below is transcript of the call.

Transcript:

Conagra Brands

Conagra Brands Q1 FY 19 Earnings Call

Thursday, September 27, 2018, 9:30 AM Eastern

CORPORATE PARTICIPANTS

Brian Kearney—Senior Director, Investor Relations

Sean Connolly—Chief Executive Officer

David Marberger—Executive Vice President, Chief Financial Officer

PRESENTATION

Operator

Good day, and welcome to the Conagra Brand’s First Quarter Fiscal Year ’19 Earnings Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the Star key, followed by 0. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press Star, then 1 on your telephone keypad. To withdraw your question, please press Star, then 2.

Please note this event is being recorded. I would now like to turn the conference over to Brian Kearney, Senior Director of Investor Relations. Please go ahead.

Brian Kearney

Good morning, everyone. Thanks for joining us.

I’ll remind you that we will be making some forward-looking statements. While we are making those statements in good faith, we do not have any guarantee about the results that we will achieve. Descriptions of risk factors are included in the documents we filed with the SEC.

Also, we will be discussing some non-GAAP financial measures during the call today. References to adjusted items refer to measures that exclude items impacting comparability. Please see the earnings press release for additional information on our comparability items.    The reconciliations of those adjusted measures to the most directly comparable GAAP measures can be found in either the earnings press release or in the earnings slides, both of which can be found in the Investor Relations section of our website, conagrabrands.com.

Now I’ll turn it over to Sean.

Sean Connolly

Thanks, Brian. Good morning everyone and thank you for joining our First Quarter Fiscal 2019 Earnings Conference Call.

Fiscal 2019 is off to a good start, with performance in the first quarter, largely in-line with our expectations. We sustained our solid top-line performance delivering net sales growth in each of our four operating segments behind strong underlying fundamentals. And our operating margin came in slightly above our expectations, despite a continued, challenging inflationary environment.

We continued to optimize our marketing investments to deliver a stronger ROI. Once again, this included shifting some low ROI investments from A&P marketing to above the line retailer investments. This shift enabled us to drive brand saliency, enhanced distribution and consumer trial in store.

Given our solid start to the year, we are reaffirming our Fiscal 2019 guidance for the standalone Conagra Brands business.

And, as we announced earlier this month, subject to the completion of all conditions, our acquisition of Pinnacle Foods is expected to close by the end of October, ahead of our original schedule.

Conagra Brands

Thursday, September 27, 2018, 9:30 AM Eastern

As you can see on Slide 5, our focus on brand building and innovation is paying off as we continue to bend the trend on the top line. Excluding sales from the Trenton, Missouri production facility, which we sold at the beginning of fiscal 2019, organic net sales increased 1.2%, with all four operating segments delivering year-over-year growth in the quarter.

Volume was essentially flat, with growth in our Refrigerated & Frozen, Grocery & Snacks, and International segments offset by expected volume declines in our Foodservice segment, as we continued to implement our “value-over-volume” actions.

Overall, as demonstrated by our results, our deliberate actions to drive top line growth have delivered consistent, steady improvement.

And, we’re particularly pleased with our momentum, given our performance versus the competition.

We are outperforming the industry in the categories in which we compete, and we continue to gain share, more signs that our iconic brands are resonating with consumers and that our innovation is working.

As you can see on Slide 7, our fundamentals remain strong. The growth in total sales is based on the strength of our brands, not on the back of deep discounts or promotions. Our base velocities remain strong and base dollar sales continue to grow, reflecting the higher quality portfolio that we have built over the last few years.

The improved portfolio has earned increased distribution, reflected in the improved total points of distribution, or TPDs, on the right side of the page. As we continue to earn more TPDs, we expect to be able to build upon our momentum and fuel continued top line growth.

Now, turning to Slide 8, as we’ve discussed in the past, we remain focused on supporting our brands with robust programs, including increased focus on high quality, retailer investments. By partnering with retail customers, we’re able to better drive brand saliency, distribution and consumer trial versus continuing to invest in the tail of our A&P programs that historically carried a lower ROI.

We will continue to evaluate the best marketing approach for each of our brands and products, and remain nimble in terms of where and how we’re putting our marketing dollars to work. We’re focused on investing to engage the consumer with our brands, whether through traditional TV and print ads, distribution investments, merchandising, sampling, digital marketing, or customer loyalty programs.

The objective is to drive both physical and mental availability, and enhance brand affinity. What this does not mean, is a return to deep price discounting, and the scanner data is demonstrating that we’re serious.

Slide 9 provides more context on our approach. We make marketing investments based on their ability to increase physical and mental availability, because our products need to be “easy to find” and “quick to mind.”

I’ll touch first on physical availability. Ensuring our products are “easy to find” requires that we have great products and packaging design. But it’s more than that. As I mentioned earlier, we need our products placed where the consumers are, and timed to be available when they want to buy them. We need to be in-store and online, across channels and across the stores. And, this takes investment.

Conagra Brands

Thursday, September 27, 2018, 9:30 AM Eastern

We also need our products to be “quick to mind,” because it’s not just about showing up. More importantly, it’s about getting noticed. Clearly, we are doing a better job at that today than we had done historically. What’s behind that is a wholesale overhaul of how we drive mental availability. In the old days, it was done exclusively through A&P spend, and almost all of that was in the form of traditional TV and print advertising. These days, the majority of our A&P marketing is in the form of highly efficient digital and social marketing. Further, we now have the analytical capability to be able to identify those A&P investments that are not working. When we find them, we eliminate those programs and redeploy the investments with retailers. These enhanced partnerships with retailers are helping our brands get noticed and be appreciated for the relevant, innovative benefits they bring consumers.

And for those of you trained to believe that above-the-line marketing spend is deep discounting, think again. Slide 10 clearly outlines that our average unit price change has been positive every quarter for more than two years. In addition, the percentage of products sold on promotion has decreased in all but one quarter over that same time period.

We’ll stay true to our value-over-volume strategy, and focus on making disciplined investments in building brand equity, not low-quality promotions.

Turning to our Refrigerated & Frozen segment on Slide 11. As you know, this has been a key area of focus for us in terms of improving our top line trend given the strong underlying category fundamentals and our untapped brand potential.

We continued to drive organic net sales growth in the quarter, reflected in the quarterly sales chart on the left side of the page. Now some of you may see the chart on the left and think growth is slowing, but take a look at the chart on the right. On a two-year basis, growth has been accelerating. We are now showing growth on top of growth.

As you can see on slide 12, within the segment, the momentum in our Frozen business continues to accelerate. Consumption growth remains very strong, and we’re seeing this growth in the current quarter and, taking a look at the right-hand side of the page, on a two-year basis.

And the good news is that we believe we still have a lot of room to grow in Frozen. As our distribution performance continues to improve, we expect dollar sales growth to continue to follow suit.

Going forward, we’re confident in our ability to further grow TPDs because of the exciting new innovation hitting the shelves during Fiscal 2019. This fiscal year’s innovation slate is broader than Fiscal 2018’s, as we are expanding Frozen into new dayparts, with an eye on modern wellness and new cuisine offerings. And, we’re are also introducing new handheld options.

This slide includes some of our new innovations from Healthy Choice, Marie Callender’s, Banquet, P.F. Chang’s and Odom’s Tennessee Pride. These are delicious meals with on-trend flavors and modern attributes, and consumers are responding positively.

The results of our efforts in Frozen could not be more clear. Our single serve meals are the fastest growing, both in terms of retail sales and total points of distribution.

Conagra Brands

Thursday, September 27, 2018, 9:30 AM Eastern

While we’re pleased with the progress in our Frozen portfolio, we’re not resting on what we’ve accomplished to date. We continue to see years of runway in Frozen and expect the space to benefit from the long-term, demographic tailwinds we spoke about at CAGNY.

Conagra is in a tremendous position to capitalize on this opportunity, especially with the pending acquisition of Pinnacle Foods and their strong portfolio of Frozen brands.

Turning to our Grocery & Snacks segment on Slide 15. While it’s still early days in our efforts to renovate brands in this segment and provide the appropriate support behind them, we are pleased to have returned to positive organic net sales growth on a year-over-year basis in the last two quarters, led by the snacks business. Recall that we combine Q2 and Q3 on this chart to remove some of the impact of last year’s hurricanes. The impact of the hurricanes is important to keep in mind as we lap those quarters this fiscal year.

Most of the discussion regarding this segment will be focused on the Snacks and Sweet Treats businesses, where we see tremendous opportunity. However, I would like to touch briefly on an example from our Grocery portfolio because it demonstrates how we can stabilize iconic brands and renovate them to be fully competitive.

As those of you who are more familiar with our company know, some brands in our portfolio are what we describe as “reliable contributors.” These are not brands that we expect to deliver outsized growth, but they are also not brands that we ignore or allow to atrophy. In fact, it’s quite the opposite. We surgically invest in these brands to ensure they will continue to generate stable, consistent cash flow to help drive growth.

One example of a reliable contributor is Chef Boyardee, highlighted on Slide 16. This summer, we launched Chef Boyardee Throwback recipes, reminiscent of those dishes Chef Hector Boiardi actually cooked up back in the day, made with high-quality, simple ingredients. This is a premium product at a premium price and it’s margin accretive to the base Chef Boyardee offering. As you can see from the numbers here, when we innovate iconic brands, we are able to drive not just velocities, but also brand saliency.

And, as a nod to the nostalgic Chef jingle from yesteryear, we very efficiently created a music video to promote Chef Boyardee Throwback. This fun video is a mash up of the new and the old. It features Lil’ Yachty, a popular rapper, singer and songwriter, with Donny Osmond. Amazingly, the song reached number three on Spotify’s Most Viral Playlist, and there has been a tremendous amount of user-generated content through Instagram and Snapchat. I encourage you all to find the music video on YouTube, but I will warn you that it may be stuck in your head for a while.

This kind of high-efficiency renovation is key to keeping these brands reliably contributing. We will continue to bring modern attributes into our legacy, iconic brands, and use modern activation to market these brands with a purpose.

Now turning to Slide 17. As a reminder, we have a nearly $2 billion Snacks and Sweet Treats business and we see tremendous opportunity to grow it. Our portfolio in Snacks is large, but focused, and as we have shifted our efforts to manage these brands the way snack businesses are meant to be run, with a greater focus on speed, agility and innovation, we’ve started to see the impact of our efforts.

Conagra Brands

Thursday, September 27, 2018, 9:30 AM Eastern

The snacking universe is performing well overall, and our categories are growing. On top of that, we are gaining share. As you can see on Slide 18, our dollar sales growth has been significantly outpacing that of the categories over the last year.

Consumption trends in Snacks and Sweet Treats are also positive, as shown on slide 19. Again, our two-year CAGR shows just how much we’ve delivered in recent years. Our two-year growth in Snacks and Sweet Treats continues to accelerate.

And, the great news is that we are just getting started.

At the upcoming National Association of Convenience Stores show, also known as NACS, in Las Vegas, we will debut our new approach to Snacks and Sweet Treats to retailers. We look forward to sharing more information on new item innovations, our modern, relevant portfolio, and our approach to merchandising and brand support. We encourage you to attend the conference and stop by our booth to see our new approach firsthand.

Slide 21 illustrates a few of the things we’re doing within Snacks, starting with innovation and price pack architecture.

We are ramping up our core innovation capabilities as we recognize the need to be faster and introduce new varieties across our portfolio. We’re also focusing on optimizing our price pack architecture with multiple product configurations. This is particularly important not only in C-stores, where we already have a strong position, but also in other outlets like Drug and Dollar.

We’re also taking a more innovative approach to shelving and displays. This means getting off the shelf, where some of our traditional grocery products play, and creating new points of interruption in store in secondary and tertiary displays. These innovative display vehicles are intended to help keep our brands top of mind with consumers, drive impulse purchases and accelerate our sales growth.

And finally, we’re taking a new approach to channel penetration. Historically, we’ve focused primarily on the traditional channels: Grocery, C-store, Supercenter, Club and Dollar. As a Snacks business, we recognize the importance of having a ubiquitous presence, which means selling across the continuum, including QSR, on premise and e-commerce.

The concept I discussed earlier, investing to drive both physical availability and mental availability, is critical in this business. Snacks are available everywhere and always within reach. That’s why is important for our brands to be in every channel in which consumers expect to see snacks.

It’s also important for us to stay top of mind, the mental availability I mentioned. Some of our investments in new channel penetration, such as in coffee shops, won’t necessarily drive meaningful volume, but those investments are extremely meaningful in terms of getting in front of our consumers and positioning the brand.

We’ve made progress on this front, with several of our key snacks brands. You’ll see brands such as Angie’s BOOMCHICKAPOP at coffee shops, Duke’s on airplanes, and DAVID seeds at ballparks across the country. In addition, we’re continuing to focus on the e-commerce channel, which has also led to 40 percent growth in Conagra’s e-commerce sales for the last quarter.

Conagra Brands

Thursday, September 27, 2018, 9:30 AM Eastern

So, to wrap up, we will continue to roll out innovation to drive top line momentum. We’ll continue to focus relentlessly on margin drivers to fuel growth, and we will remain disciplined in our strategic investments to drive brand saliency, distribution and consumer trial.

During the second quarter, our year-over-year comparisons, particularly in the Grocery & Snacks and Foodservice segments, will be challenged by the impact of last year’s hurricanes, which drove a 200 basis point increase in net sales growth in that period. However, this is just a timing issue in Q2 and Q3, and again, we are reaffirming our full year Fiscal 2019 guidance.

Despite the comparison headwind, we’re confident that our fundamentals remain strong and that we will continue to build upon the momentum we’ve developed through our innovation and brand building efforts.

Beyond that, we are well positioned to accelerate the next wave of change with the addition of Pinnacle Foods. We look forward to executing our proven approach to innovation and brand-building to enhance their portfolio of leading brands.

With that, I’ll hand it over to Dave to share more on the financial details of the quarter.

David Marberger

Thank you, Sean, and good morning everyone.

Slide 26 outlines our performance for the quarter. As Sean mentioned, the quarter came in largely in-line with our expectations.

Net Sales for the first quarter were up 1.7 percent compared to a year-ago, and Organic Net Sales, excluding the impact of the sale of our Trenton, Missouri facility, grew 1.2 percent as all Reporting Segments delivered growth.

For the quarter, Adjusted Gross Profit decreased 0.6 percent to $524 million, and Adjusted Gross Margin declined 65 basis points to 28.6 percent.

In the quarter, A&P expense decreased to $43 million, or 2.3 percent of net sales, as we continued to shift low-ROI A&P investments to higher-ROI retailer investments that drive brand saliency, enhanced distribution, and consumer trial in-store.

As planned, Adjusted SG&A for the quarter was up 9.7 percent compared to the prior year, and was 11.7 percent of Net Sales. The increase was primarily driven by higher stock-based compensation expense due to a higher share price at the end of the first quarter versus the first quarter a year ago, planned investments in IT projects, and a reduction in income from providing Transition Services on divestitures.

Adjusted Operating Profit declined 3.5 percent for the quarter, and Adjusted Operating Margin was 14.6 percent, which was slightly above our guidance range. Adjusted Diluted EPS was $0.47 for the quarter, up 2.2 percent from the prior year quarter and in-line with our guidance.

Slide 27 outlines the drivers of our net sales change versus the same period a year ago. During the quarter, Organic Net Sales growth ex Trenton was 1.2 percent driven by a 1.2 percent increase in Price/Mix. You will see on the page that the increase in Price/Mix was 2.1 percent before the increase in retailer investment, which reduced Price/Mix by approximately 90 basis points.

Conagra Brands

Thursday, September 27, 2018, 9:30 AM Eastern

Our total net sales grew 1.7 percent, which translates to approximately $5 million in Net Sales below the bottom end of our first quarter net sales guidance range. This can be explained by a larger shift from A&P to above the line retailer investment than we planned for in the quarter.

Slide 28 outlines the puts and takes impacting our Adjusted Gross Margin change for the quarter. As you can see in this chart, if we remove the impact of the shift in marketing from A&P to retailer investment, our adjusted gross margin would have been flat in the quarter vs a year ago.

While inflation is at a slightly lower level than last year, it still approximates 2.5 percent for the quarter. Our Supply Chain and Integrated Margin Management teams have done an excellent job pulling on all margin levers to help offset this inflation.

Turning to slide 29, I will outline our performance by segment. I have just a few comments on this page. First, in the quarter, all four of our operating segments delivered organic net sales growth ex Trenton. Second, both the International and Foodservice segments had strong quarters and are really seeing the benefits of their value over volume actions, most of which are largely behind them. And, third, the International segment delivered a great quarter in the face of currency headwinds, primarily in the Mexican peso.

Slide 30 outlines the drivers of our Adjusted EPS improvement versus a year ago. Adjusted Gross Profit was neutral to EPS in the quarter. Adjusted Gross Profit, excluding the shift in marketing from A&P to retailer investment, improved 2 cents. The impact of increased retailer investment reduced EPS 3 cents. When combining the increase in retailer investment with the decrease in A&P investment, total marketing increased, reducing EPS by 1 cent in the quarter.

The increase in Adjusted SG&A expense, which excludes A&P, decreased EPS by 3 cents. The net impact of lower non-service pension and post-retirement income due to our de-risking strategy, along with lower equity earnings and higher interest expense reduced EPS by 5 cents.

We continue to see the year-over-year benefit from tax reform, which added 5 cents to EPS. The first quarter adjusted tax rate of 25.5 percent was slightly higher than our Q1 estimate due to changes in some state tax rate estimates, which negatively impacted our first quarter EPS estimate by 1 cent. Despite the higher Q1 tax rate, we are reaffirming our full year tax rate estimate.

Finally, while we did not repurchase any shares in the quarter, last year’s repurchases caused our share count to be lower this quarter, which drove a 3-cent improvement in EPS.

Slide 31 summarizes select balance sheet and cash flow information for the quarter. Net cash flow from operating activities for continuing operations was $95 million for the quarter, down from $142 million in last year’s Q1, primarily driven by the timing of tax payments and costs related to the Pinnacle acquisition.

We had capital expenditures of $86 million, compared with $43 million in the prior year period due to the timing of planned business and infrastructure investments versus first quarter a year ago.

In the quarter, we paid dividends of $83 million. We ended the quarter with $3.8 billion in total debt and approximately $75 million of cash on hand.

Conagra Brands

Thursday, September 27, 2018, 9:30 AM Eastern

On slide 32, we reaffirm our standalone fiscal 2019 outlook, which does not include any impact from the pending acquisition of Pinnacle, and includes the expected results for the Wesson oils business as we continue to assess alternatives for this business.

We expect Net Sales growth to be in the range of 0.5 to 1.5 percent. Excluding the impact of the Trenton facility sale, we expect Organic Net Sales growth to be in the range of 1.0 to 2.0 percent.

We expect Adjusted Gross Margin in the range of 29.7 to 30 percent. As we’ve been discussing, this metric is affected by our continued shifts of “tail” A&P investments to retailer investment. It is also affected by our expected inflation rate of 3 to 3.2 percent. We are experiencing inflation in packaging, transportation and other commodities, and some deflation in proteins and edible oils. Our estimate of packaging inflation includes some expected impacts from tariffs.

We expect Adjusted Operating Margin in the range of 15 to 15.3 percent, and we expect Pension and Postretirement Non-Service Income of approximately $40 million for fiscal year 2019. We expect an effective tax rate in the range of 23 to 24 percent.

Due to the timing of the Pinnacle announcement, we are providing guidance for the second quarter of fiscal year 2019, just like we did for the first quarter. While we typically don’t provide quarterly guidance given the normal business dynamics that can shift the timing of sales or expenses between months, we believe it is helpful to provide some guidance for the second quarter as our Net Sales and margins will be impacted from lapping hurricanes Irma and Harvey that hit last year.

Consistent with our original Fiscal 2019 Plan, we expect Organic Net Sales growth ex Trenton to be flat to slightly down for the second quarter. Last year’s second quarter saw a net sales benefit of approximately $45 million driven by last year’s hurricanes that is not expected to repeat in this year’s second quarter.

We expect the reported net sales growth rate to be approximately 40 basis points lower than the Organic Net Sales growth rate, excluding Trenton. To be clear, this number does not include Pinnacle, and only includes deals that have already closed. We do expect the Pinnacle acquisition to close by the end of October, which would result in approximately one month of Pinnacle’s results to be included in our fiscal 2019 second quarter results. We expect to disclose Pinnacle’s results as a separate reporting segment starting in our second quarter earnings release.

We expect Q2 Adjusted Operating Margin in the range of 14.4 to 14.7 percent. Recall that in last year’s second quarter, the incremental sales related to the hurricanes in the Foodservice segment were sold at accretive margins, and the segment is expected to post a more normal profit margin in Q2 of fiscal year ’19.

Finally, we expect Adjusted EPS in the range of $0.57 to $0.60.

Since we expect to close the Pinnacle transaction by the end of October, I’d like to remind you of our post-transaction capital allocation policy.

Conagra Brands

Thursday, September 27, 2018, 9:30 AM Eastern

First, we remain committed to a solid investment grade credit rating, and our target leverage ratio is 3.5 times. We expect to maintain our $0.85 per share annualized dividend for fiscal year 2019, and are targeting modest dividend increases as we prioritize deleveraging.

In the fourth quarter of fiscal year 2018, we suspended our share repurchase program as we evaluated the Pinnacle deal, and we will only repurchase shares if we are tracking ahead of our leverage targets.

Also, we have approximately $720 million remaining on our capital loss carryforward, which does not expire until the end of fiscal year ‘21, allowing us to divest assets in a tax efficient manner to support de-leveraging, as appropriate.

That concludes my remarks. I will now pass it to the operator as Sean, Tom McGough and I are ready to take your questions.

QUESTION AND ANSWER

Operator

We will now begin the Question and Answer session. To ask a question, you may press Star, then1 on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press Star, then 2. We ask analysts to please limit themselves to one question, and please re-que for additional questions.

At this time, we will pause for a moment to assemble our roster.

Our first question today will come from Andrew Lazar of Barclays. Please go ahead.

Andrew Lazar

Morning, everybody.

Unidentified Speaker

Andrew.

Unidentified Speaker

Morning.

Andrew Lazar

I think on the, if I’m not mistaken, on the fiscal 4Q call, I think you had said that fiscal 1Q organic top-line growth should be roughly in line with the levels seen in 4Q, which was about 2 percent. And, I know fiscal 1Q came in a bit below that. So, I was trying to get a sense of what you see as had changed maybe during the course of the quarter, as it unfolded.

And, as part of that, volume specifically in the Grocery and Frozen segment was up a bit, despite some of the distribution gains that you’ve talked about in Frozen. So, again, I’m trying to get a sense of why that was perhaps not great, or especially since the scanner in Frozen would have suggested it would be. Thank you.

Sean Connolly

All right, Andrew, it’s Sean. Here’s how I think about our sales in Q1. We guided to 2.5 percent growth, and we delivered a 1.7 percent growth. The 3/10ths of a point missed versus the bottom end of our range equates to about $5 million, which can be fully accounted for by the higher than planned, above the line marketing spend.

Conagra Brands

Thursday, September 27, 2018, 9:30 AM Eastern

So, that puts us squarely at the bottom end of the sales guidance range we gave for Q1. So, then the question becomes why didn’t we land the quarter higher in the range, and the simple answer to that, it’s shipment timing, which is one of the reasons why we don’t typically like to provide sales guidance quarterly.

A good example in Q1 was on our largest brand, Marie Callender’s, where we experienced a shipment slowdown near the quarter end, as customers, retailers, were resetting the shelf in advance of the new Marie innovation slate. Remember, Marie Callender is getting a full makeover this year. It was not the recipient of that last year. Last year, our focus was on Banquet and on Healthy Choice.

So, when you conjure up and you look at the big picture, we reaffirmed full year guidance, we delivered excellent consumption trends, we gained market share, and we are performing organically at the level of our 2020 growth targets in 2018.

So, all together, I’d describe it as we are performing largely in line with our expectations and very strong versus our peer set.

Andrew Lazar

Thank you.

Operator

Our next question will come from Bryan Spillane of Bank of America. Please go ahead.

Bryan Spillane

Hey, good morning, everyone.

Unidentified Speaker

Hey, Bryan.

Unidentified Speaker

Hey, Bryan.

Bryan Spillane

I guess the question, as we kind of think about the full year and the implied sort of improvement in margins that we’d expect in the back half of the year, I guess Dave, could you just walk us through how much of that becomes the inflation is maybe more skewed to the first half or more savings coming through. Just trying to get an understanding of how we bridge to sort of margin improvement sequentially in the back half of the year, given sort of what we’ve seen, the dynamics we’ve seen in the first half.

David Marberger

Yeah, Bryan, I’ll take that. Our first quarter operating margins came in at 14.6 percent, driven by higher SG&A and the continued shipment of retailer investments. So, we’ve laid that out.

Q1 was our lowest net sales dollar quarter, so the margins are a bit lower than the other quarters. For Q2, we got into operating margins that are similar to Q1, 14.4 to 14.7 percent. There will be higher net sales dollars in Q2, but we will have a higher level of marketing investment in the second quarter on the A&P line, relative to the first quarter, but SG&A will be lower in the second quarter as well.

Conagra Brands

Thursday, September 27, 2018, 9:30 AM Eastern

So, that’s a really big investment quarter, which really sets up the innovation that’s going to come through in the second half and the marketing investment to support that. So, in the second half, we’ll benefit from that sales growth and the margin accretive nature of those sales, plus it’s just higher sales dollars and we’ll get a bit more leverage on the gross margin line, and then SG&A as a percentage of sale will be lower as well. We’ll get leverage on SG&A as well.

So, that kind of gets you kind of to the low to mid 15 percent operating margin second half, to get to our full year guidance of 15 to 15.3 percent. That’s roughly how it plays out for the second quarter and then second half.

Bryan Spillane

Okay, thank you.

Operator

Our next question will come from Rob Dickerson of Deutsche Bank. Please go ahead.

Rob Dickerson

Great, thank you very much. Just a question on Pinnacle. It’s great, hopefully that will close by the end of October. I’m just curious, Sean, you’ve done a lot of work on Pinnacle so far. As you think forward once that deal closes, can you just give some color as kind of how you potentially plan to attack it come October 24th?

Is there maybe a need to shift a bit more into trade relative to A&P at Pinnacle? Are there brands you may already have your eyes on, I’d assume, where there could be upfront push like you did at Conagra relative to other brands. Any, just kind of opportunity, kind of take to kind of lay out the upfront fall process as to how you’ll attack it from day one? Thanks.

Sean Connolly

Yeah, sure, a couple points on Pinnacle. First of all, we are incredibly excited about the Conagra Pinnacle combination and not only are there meaningful cost synergies, but we are energized about what we believe we can do with the brands, particularly in Frozen.

That said, I do want investors to keep in mind that we are still operating, at this point, as separate public companies and to some degree, competitors. That means we operate at arms’ length, even though we are in intensive integration planning mode.

Now, the fact that we will be closing by the end of October is a real positive, and to your point, Rob, what we will do is go deep on each and every brand and begin applying our Conagra playbook as appropriate. But, again, we’re not in there yet. As soon as we get this thing closed, you can imagine there will be a groundswell of activity and we will be wrapping our minds around exactly what the action plan is.

Additionally, we’ll begin the important prep work that is required for us to do a quality job at an Investor Day next calendar year.

Conagra Brands

Thursday, September 27, 2018, 9:30 AM Eastern

Rob Dickerson

Okay. And, then just quickly on Wesson, I know you put in the release--I don’t believe you put it in previously kind of posts, the prior potential transaction. Can you just give a couple comments as to why you felt the need to highlight it again? Thanks.

David Marberger

Yeah, Rob, we’re continuing to set the alternatives for the business. In our--on our balance sheet, we have Wesson as an asset held for sale, which we did when we put it up for sale originally. We’ve continued to do that. So, we’re continuing to look for alternatives there and we’re going through that process.

Just one clarification, because this did come up as a question, as it relates to we disclosed our $575 million acquisition proceed rate either from equity offering or divestitures, and there was some question is, if we would not divest Wesson, would that have to be a higher equity raise or divestiture proceed need? And, the answer is no.

So, if we sell Wesson in the future, those proceeds will be used to pay down debt. It doesn’t affect what we put out there for the equity raise or the divestiture proceeds.

Operator

Our next question will come from David Palmer of RBC. Please go ahead.

David Palmer

—[Inaudible]—

Operator

Pardon me, ladies and gentlemen. I’ll move on to the next question and we’ll ask Mr. Palmer to re-enter the queue.

Our next question will come from Steve Strycula of UBS. Please go ahead.

Steve Strycula

Hi, good morning. Sean, quick question for you on the retailer investments. I realize there’s been a little bit of an evolution here in terms of the A&P and above the trade line consideration. But, can you walk us through what has kind of evolved in your partnership with the retailers, since you held your Analyst Day back in, I think it was two Octobers ago now, and what strategically kind of fed the narrative that you put up a few helpful slides today about? Just kind of walk us through the timeline. I think that’d be helpful.

Sean Connolly

Yeah, I think strategically, the objective has never changed, which is if we spend a dollar in marketing, we want it to work hard for us. And, what has changed is the efficacy of different marketing tools over the years. So, not surprisingly, with the advent of Netflix and DVRs and things like that, things like traditional TV advertising and print ads have diminished materially in terms of their effectiveness. And, that means that if you’re going to spend A&P, you’re going to spend A&P very differently, and my comments today pointed to that in terms of our significant shift toward the world of digital, which is how you really build brand affinity today, below the line.

The other thing that has shifted fairly materially over the last five years is the progressiveness of marketing and partnerships with customers. As I’ve mentioned many times before, in the old days, above the line marketing spend was really one of two things. It was investment in couponing, which was a price discount, or it was investment in trade discounting, which is a classic example of Conagra, of course, was 10 units for $10.

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Thursday, September 27, 2018, 9:30 AM Eastern

Customers are much more sophisticated today. They saw, four of five years ago, as you all saw, diminished lift with younger consumers in those kind of deep discount merchandising events. And, at the same time, they also recognized that they’re sitting on a goldmine of data, data around how consumers purchase, which consumers purchase which things, and they began to partner much more progressively with manufacturers to unlock the power of that data and target consumers with relevant content, at the point of purchase.

So, there’s been an ongoing, two years ago, when we did Investor Day and even beyond that, there’s been compounding curve in terms of the progressiveness of retailer marketing and the desire they have to really leverage the database they have and partner with manufacturers to do a better job manufacturing.

So, really it becomes a very simple calculus, identifying those spends below the line that are no longer working as effectively as they did historically, and then recognizing that there is real progressiveness happening in terms of retailer partnering above the line.

At the end of the day, retailers, like manufacturers, are hungry to grow and if they believe they can partner with us to drive that growth, both in-store and just in general, supporting the innovation agenda we’re driving, that’s a win for them. And, it’s clearly working for them and for us, and we’re going to continue to stay nimble in making these kinds of investments as we move through the balance of this year and then beyond.

Operator

Our next question will come from Alexia Howard of Bernstein. Please go ahead.

Alexia Howard

Good morning, everyone.

Unidentified Speaker

Hi, Alexia.

Unidentified Speaker

Morning.

Alexia Howard

Hi. So, I just wanted to ask about the closure of the Trenton plant and why that’s being excluded from organic sales growth guidance, or the organic sales growth results. Is that because you weren’t able to migrate sales from that plant elsewhere? Is there something—I mean, you’ve closed plant lines before, other companies have closed lines and not called that out. I’m just curious about what’s unique about that situation. Thank you.

David Marberger

Yeah, Alexia, yeah that’s—the plant we sold, there’s sales that we’re selling with it. So, it’s just—it’s like a divestiture, so the sales are no longer in our base. So, we just treated it—we’re excluding it when we look at organic.

Operator

Our next question will come from David Driscoll of Citi Research. Please go ahead.

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Thursday, September 27, 2018, 9:30 AM Eastern

David Driscoll

Okay, thank you and good morning, everyone. I just wanted to follow up on this trade move and spending. So, gross and operating margins are down, Sean. The trade spin does reduce net place realization, as you showed on Slide 27. So, I just wonder if you could just provide some thoughts. Is this a case of a win and a loss? You get the distribution on the new products, it’s very additive to those brands, but not enough pricing is being realized to hold your margins? How do you think about that?

Sean Connolly

Well, we’ve been getting pricing out of the marketplace, David, ahead of our categories pretty consistently over the last several years, and we’ll continue to do it. We do it in a multitude of ways, differently than yesteryear when it would strictly be a list price increase, and now there are a lot of ways we get pricing in, from innovation to downsizing, many different ways.

So, that’s going to continue to be part of our playbook. We will push on all of our margin levers. We’ll get pricing in, in a multitude of different ways, and it’ll play out over time. There will be some volatility quarter to quarter, but margin expansion and pricing remains core to what we do. It’s just going to vary depending upon what we’ve got going on in the marketplace.

David Marberger

Yeah, just to add to that, so part of that, too, if you look on our bridge, we have the productivity, but then we have operational offset. So, in the quarter, there were investments we made, business investments we made in improving customer service that hit cost to goods sold for the quarter, so investments to ensure that we’re meeting on-time delivery requirements and transportation, package design, those types of investments are in cost to goods sold and they hit against how we classified on the bridge with Price/Mix.

So, the benefits are in there, but there’s also investments that net against that. So, it’s a combination of a few different things that hit that part of the bridge.

Operator

Our next question will come from Robert Moskow of Credit Suisse. Please go ahead.

Jake Neevosh

Yeah, hi, good morning, guys. This is Jake Neevosh [sp] on for Rob. Just a quick question regarding inventory. Given all the new product launches and the new points of distribution, should we expect retailers to increase inventory of your products in fiscal ’19, following a fiscal ’18 where they reduced inventory? Thank you.

Sean Connolly

I don’t think so, Jake. I mean, we, in general, expect to shift to consumption. There will be some volatility quarter to quarter, depending upon when new item innovation will shift, depending upon how holidays shape up. But, in general, there’s not a lot of inventory out there right now. The days on hand that retailers keep these days versus 10/20 years ago is significantly smaller.

But, I wouldn’t expect any kind of meaningful change this year versus—in terms of bouncing back from last year.

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Operator

Our next question will come from Ken Goldman of JP Morgan. Please go ahead.

Tom Palmer

Hey, it’s Tom Palmer on for Ken. Thanks for the question.

Unidentified Speaker

Hey, Tom.

Tom Palmer

I wanted to ask about the second quarter guidance. First off, does guidance include any benefit from this year’s hurricanes? And, secondarily, is the second quarter guidance consistent with the cadence you contemplated at the start of the year, when you issued full year guidance?

David Marberger

Yeah, so let me take that. So, as of now, we’re seeing no sales impact in the second quarter related to Hurricane Florence. We laid out the impact in the prior year of $45 million in net sales benefit and the prior year from Irma and Harvey, but seeing no benefit so far related to Hurricane Florence there.

Yeah, the cadence, in terms of the Q2 guidance is—and I mentioned in my comments, it’s planned. So, this is how we had planned the year. We knew the benefit we had from the hurricanes in the prior year. So, when we planned it, we knew that, from a sales perspective, we’d be wrapping on that, and that’s non-recurring.

So, our guidance is consistent with our plans and our guidance also reflects, as I said earlier, our increase in A&P investment in the second quarter with a reduction in the SG&A percentage in the second quarter.

Operator

Our next question will come from Akshay Jagdale of Jefferies. Please go ahead.

Akshay Jagdale

Thanks. Thanks for taking the question. I just wanted to get your perspective. So, the market’s looking at some of these results, including yours, where we’re seeing a slowdown in sales growth, even implied for the next quarter, while margins are compressing. It seems like they’re projecting for that to continue, and I’m not obviously off that view and obviously your guidance is pointing to those trends changing.

But, can you just give us some examples of the major channel data, I guess is the best thing to look at in terms of the optimism you have for the turnaround in the back half, but is there anything else that you can point to that gives you confidence that what’s happening this quarter and next quarter in terms of deceleration is just temporary? Thanks.

Sean Connolly

Yeah, Akshay, this is where I think we’ve really got to put this sales bit in perspective. As Dave just said, Q2, our Q2 outlook is really no different from what we expected all along. We obviously have full visibility to the impact of the hurricane last year, and that’s what you’re seeing.

So, you’re not seeing a fundamental deceleration of performance whatsoever. You’re seeing a reversal of a major hurricane benefit in the year ago. And, Q1, as I just pointed out with Andrew’s question at the beginning, we landed at 1.7, which was modestly below the low end of our range, and I provided some color why. But, as you could see, the fundamental strength of our takeaway and our market shares are strong.

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Then, when you take into account that we are debuting things like our new Snack business in October at NACS and that’s forthcoming, as well as the other innovation that’s continuing to flow into the marketplace as we speak, Marie Callender, for example, our biggest brand, which is really seeing the full makeover this year. We have a very robust innovation slate, continuing to flow into the marketplace now and as we go into Q2, and we already have momentum. We’re not starting in a trough. We’re not declining today. We grew in all four operating segments.

So, you really need to look no further than that and recognize that what we’re dealing with in Q2 is a lot of noise. We, last year, recall, we looked at a combined Q2 and Q3 to try to eliminate some of that volatility and provide kind of better perspective on the underlying fundamentals.

But, the bottom line here is our underlying fundamentals for Conagra brands on sales has been strong and remains strong.

Operator

Our next question will come from Farha Aslam of Stephens Inc. Please go ahead.

Farha Aslam

Hi, good morning.

Unidentified Speaker

Morning.

Farha Aslam

Question on a below the line item. Your equity income in Ardent Mills was down year over year. Could you just provide us some color on the quarter and then what we should look for, for the year, from that business?

David Marberger

Yeah, so Ardent Mills is a growing milling company that continues to improve its operations and its efficiency. But, given the nature of their business, volatility in the markets can create volatility in their quarter to quarter results.

So, if you look at Q1 a year ago, they had significant profit growth due to favorable marketing conditions, and this quarter, there weren’t the same marketing conditions. So, our profit for the quarter was down $14 million, or about $0.03 per share. If you’d go and compare it to two years ago first quarter, you’d actually see our Ardent Mills profit was up $3 million. So, that just demonstrates the volatility of a milling business quarter to quarter, different than our core branded business.

We don’t give specific guidance for Ardent for the year. Right now, our expectations are that Ardent for the year will be relatively flat, but given the volatility I just explained, that can jump around. So, we don’t give specific guidance on Ardent.

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Sean Connolly

Yeah, and just if I could build on that, I commented at the beginning of this Q&A session around some of the reasons why we didn’t land Q1 higher in our guidance range on sales. Similarly, on EPS, really I would point to two things: Ardent Mills and the tax rate. Obviously, that impacted EPS, but neither of these items are a commentary on the strength of our core business, and I think that’s an important fact as investors think about Conagra moving forward.

Operator

Our next question will come from David Palmer of RBC. Please go ahead.

David Palmer

Thanks, good morning. Just to follow up on David’s question, I think you’ve heard the investor concerns lately that pricing power is not there the way it was and that sector margins are going to continue to go down out there. And, I’m sure that some are going to see that Conagra, a shift in your guidance or at least some of the extra detail in your guidance as the retailer level spending is up, back weighted guidance is circumstantial evidence that not just that Conagra has its own timing of its programs and initiatives, but that this is--that the pricing power is not there the way it was, particularly with key retailers and it’s going to be tighter for delivering the year.

So, any comments you can provide on the environment would be helpful in sort of untangling the read through for the environment versus Conagra specific stuff. Thanks.

Sean Connolly

Sure, David, it does create a bit of messiness when we toggle below the line marketing spend to above the line in terms of getting a read on gross margins. We are obviously aware of that and we’ve had several analysts and several investors say to us, obviously that puts more of a burden on the operating margin line relative to the gross margin line, because at the end of the day, as we pointed out, we are getting positive Price/Mix, but we are spending marketing dollars more effectively and it just happens to be above the line, which means that the gross margin has noise in it, which directs more attention to the operating margin line, which I should point out, did come in strongly versus our guidance in Q1.

So, we’re going to continue to retain the ability to toggle some of that A&P spend above the line because it’s effective and it’s driving brand affinity, and that’s ultimately what’s going to create value for shareholders over the long term. But, it does provide noise and it does act as a contra to other pricing that we are legitimately working hard to get into the marketplace.

We’re just—we’ve got the burn of communication of making sure we’re fully transparent on this and continuing to emphasize the importance of operating margin, given this below the line to above the line marketing dynamic.

Operator

Ladies and gentlemen, this will conclude our Question and Answer session. At this time, I would like to turn the conference back over to Brian Kearney for any closing remarks.

CONCLUSION

Brian Kearney

Thank you. As a reminder, this conference has been recorded and will be archived on the web, as detailed in our press release. Investor Relations is available for any follow up discussions. Thank you for your interest in Conagra Brands.

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Thursday, September 27, 2018, 9:30 AM Eastern

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect your lines.

Note on Forward-looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this document should understand that these statements are not guarantees of performance or results. Many factors could affect our actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this document. These risks and uncertainties include, among other things: the failure to obtain Pinnacle Foods shareholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; the costs, disruption, and diversion of management’s attention associated with campaigns commenced by activist investors; and other risks described in our reports filed from time to time with the Securities and Exchange Commission. We caution readers not to place undue reliance on any forward-looking statements included in this document, which speak only as of the date of this document. We undertake no responsibility to update these statements, except as required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, Conagra Brands filed a registration statement on Form S-4 that was declared effective by the SEC on September 17, 2018. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED

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TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Pinnacle. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Conagra Brands at its website, www.conagrabrands.com, or by contacting Conagra Brands Investor Relations at (312) 549-5002.

Participation in Solicitation

Conagra Brands and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Conagra’s participants is set forth in the proxy statement, filed August 9, 2018, for Conagra Brands’ 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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